Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

December 29, 2009

Item 3.	News Release

The Company’s news release dated December 29, 2009, was disseminated by Marketwire, Incorporated on December 29, 2009.

Item 4.	Summary of Material Change

The Company announces the appointment of Ms. Julie Van Baarsen as Chief Financial Officer of the Company effective January 1, 2010.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated December 29, 2009

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao Manuel
Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Appoints Chief Financial Officer

Vancouver, BC – December 29, 2009: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce the appointment of Ms. Julie van Baarsen as Chief Financial Officer of the Company effective January 1, 2010.

Ms. van Baarsen joined the Company in January 2009 as Director of Finance and, being both knowledgeable of the Company’s operations and possessing strong accounting and financial expertise, is the Company’s natural choice to fill the Chief Financial Officer role. Ms. Van Baarsen, a Chartered Accountant, brings a wide range of experience to the position having worked in various industries in both public and private companies. She is a former audit manager of Grant Thornton LLP.

Petquilla’s President and Chief Executive Officer, Mr. Joao Manuel, commented, "We are delighted to welcome Ms. van Baarsen as Chief Financial Officer. Her broad spectrum of talents complements our management team and will help guide us through our commercial production phase at our Molejon gold project and exploration programs at our Oro del Norte and other concessions in Panama”.

In her new capacity Ms. Van Baarsen replaces Bassam Moubarak who will remain with the Company as a consultant through January to assist with the transition of the Chief Financial Officer role and with the Plan of Arrangement to spin out Petaquilla Infrastructure Ltd.

Petaquilla’s board of directors and management would like to thank Mr. Moubarak for his dedicated work in assisting the Company in bringing its Molejon gold mine into production and wishes him well in his future endeavors.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The plant utilizes three ball mills and a carbon-in-pulp processing facility. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.